ULTRA SERIES FUND
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010

December 14, 2015
BY EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
RE:    Ultra Series Fund (“Trust”) Investment Company Act file number 811-04815
Ladies and Gentlemen:
The purpose of this filing is to respond to comments received from the staff on the various filings of the Trust. Below are the staff’s comments, followed by the Trust’s comments thereto.
In connection herewith, the Trust understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
N-CSR (12/31/2014) Comments

1.	Comment: Please review the figures in the table of $1,000 invested in the Target Retirement 2030 Fund for accuracy (i.e., ending account value etc.).
Response: The figures in the table and graph are correct.

2.	Comment: For the Aggressive Allocation Fund, please confirm the 3 and 5 year average annual total return figures against those presented in the Prospectus.
Response: The annual total return figures in the Prospectus have been corrected by a 497 prospectus sticker to the Prospectus filed November 23, 2015.

3.	Comment: On the Schedule of Investments it is a best practice to add the current yield of the money market fund holdings.
Response: This disclosure will be added in future filings.

4.	Comment: If there are multi-class holdings in money market funds, please show the class designation of the money market fund holdings.
Response: We will add the class disclosure if there are multi-class holdings of the money market fund holdings in future filings.

5.	Comment: For the feeder fund financial statements that have been included, please include the date of the unaudited statements provided.
Response: The date of the unaudited statements will be provided in future disclosures.

6.	Comment: With respect to the disclosure of the basis of approval of the advisory contract, describe the board’s conclusion for each factor of the board approval in subsequent filings.
Response: Disclosure of the board’s conclusion on each factor of the approval will be provided in subsequent filings.
Form N-MFP (12/31/2015) Comments

1.	Comment: Because USF invests variable annuity/variable life insurance assets, review whether Question 9 should be checked Yes rather than No.
Response: We will correct Question 9 on subsequent filings.
Form N-PX (6/30/2015) Comments

1.
Comment: For the International Stock Fund, it appears only a few proxies were voted and a number of blank pages are inserted in the filing. Please review and confirm the proxy voting for the International Stock Fund.

Response: An amended Form N-PX/A was filed on December 14, 2015 to include a number of proxies that were unintentionally omitted from the original filing.
Form N-SAR (12/31/2014) Comments

1.
Comment: For the Core Bond Fund Item 63B the year-end weighted average portfolio maturity is 10.9 years while the Prospectus dated May 1, 2015 shows 6.697. Please confirm and explain if one of the figures is an error.

Response: Item 63B is a correct weighted average portfolio maturity (WAM) in the N-SAR. The figure in the Prospectus is more appropriately characterized as a weighted average life (WAL) rather than a WAM in that it takes into consideration principal repayment assumptions on mortgage-backed securities, whereas the WAL calculation would not. We will correct the characterization of the figure in the Prospectus to reflect a weighted average life figure.
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If you have any questions or comments regarding this filing, please call the undersigned at the telephone number listed above.
Respectfully submitted,
/s/ Lisa R. Lange
Lisa R. Lange
Chief Legal Officer & Chief Compliance Officer

Cc:    Katherine L. Frank
Greg Hoppe
Philip E. Blake

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